SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 6)

Colonial Commercial Corp.
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(NAME OF ISSUER)
Common Stock, par value $.05 per share
Convertible Preferred Stock, par value $.05 per share
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(TITLE OF CLASS OF SECURITIES)

COMMON STOCK: 195621 404
CONVERTIBLE PREFERRED STOCK: 195621 503
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(CUSIP NUMBER)

Michael Goldman
c/o Colonial Commercial Corp.
275 Wagaraw Road
Hawthorne, New Jersey 07506
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS)

July 9, 2009
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(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Explanatory Note: On July 9, 2009, Colonial Commercial Corp. (the “Company”) filed a Schedule TO with the Securities and Exchange Commission and disclosed that it proposes to make a tender offer (the “Tender Offer”) to purchase its Convertible Preferred Stock.  The primary purpose of the proposed Tender Offer is to reduce the number of holders of record of Convertible Preferred Stock to below 300 in order to permit the Company to deregister its securities under the Securities Exchange Act of 1934 (“Act”).  The Company’s securities will no longer trade on the Over-the-Counter Bulletin Board if it deregisters its securities under the Act. This Schedule 13D is being amended to reflect the proposed Tender Offer and that Mr. Goldman is a filing person on the Schedule TO. Mr. Goldman is the Chairman of the Company. Mr. Goldman advised the Company that he does not intend to tender his Convertible Preferred Stock in the Tender Offer. However, his percentage ownership interest will increase upon the purchase by the Company of any shares of Convertible Preferred Stock in the Tender Offer or otherwise.

Cusip No. 195621 404	13D	Page 2 of 8
Cusip No. 195621 503

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Goldman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
	7	SOLE VOTING POWER
NUMBER OF
SHARES		1,226,264 shares of common stock 1
BENEFICIALLY		91,065 shares of convertible preferred stock 2
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		N/A
	9	SOLE DISPOSITIVE POWER

1,226,264 shares of common stock 1
91,065 shares of convertible preferred stock 2
	10	SHARED DISPOSITIVE POWER

N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,226,264 shares of common stock 1
91,065 shares of convertible preferred stock2

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1 Michael Goldman is the Chief Executive Officer and majority shareholder of Goldman Associates of New York, Inc. (“Goldman Associates”) and is also Chairman of the Company.  Goldman Associates is the owner of 979,255 shares of Common Stock (“Goldman Shares”).  Mr. Goldman is the owner of 247,009 shares of Common Stock and the beneficial owner of the Goldman Shares.

2 Mr. Goldman is the owner of 91,065 shares of Common Stock issuable at any time upon conversion of 91,065 shares of Convertible Preferred Stock. Each share of the Company’s Convertible Preferred Stock is convertible at any time into one share of the Company’s Common Stock. Directors are elected by the holders of Common Stock and Convertible Preferred Stock voting together as one class on a share for share basis. If Mr. Goldman converts his 91,065 shares of Convertible Preferred Stock into 91,065 shares of Common Stock, his aggregate amount of beneficially owned shares of Common Stock would be 27.76% of Common Stock.

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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒ 3
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

26.34% of common stock1, 4
20.33% of convertible preferred stock 2
14	TYPE OF REPORTING PERSON

IN

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3 Excludes 20,000 shares of Common Stock owned by Mr. Goldman’s spouse.  Mr. Goldman disclaims beneficial ownership of these shares.

4 If Mr. Goldman converts his 91,065 shares of Convertible Preferred Stock into 91,065 shares of Common Stock, his aggregate amount of beneficially owned shares of Common Stock would be 27.76% of Common Stock.

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Cusip No. 195621 503

ITEM 1. SECURITY AND ISSUER.

The title of the classes of equity securities to which this statement relates is common stock, par value $.05 per share (the "Common Stock") and convertible preferred stock, par value $.05 per share (the “Preferred Stock”), of Colonial Commercial Corp., a New York corporation (the "Company"). The address of the principal executive office of the Company is 275 Wagaraw Road, Hawthorne, NJ 07506.

ITEM 2. IDENTITY AND BACKGROUND.

Name: Michael Goldman

Business Address: 275 Wagaraw Road, Hawthorne NJ 07506

Present principal occupation or employment: Chief Executive Officer of Goldman Associates of New York, Inc.

Name, principal business and address of any corporation or other organization in which such employment is conducted: 17305 St. James Court, Boca Raton, FL 33496

Criminal Proceedings: None

Applicable Civil, Judicial or Administrative Proceedings: None

Citizenship: U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock and Preferred Stock reported on this Schedule 13D/A were acquired using personal funds.

There have been no transactions in shares of Common Stock or Preferred Stock by Mr. Goldman within the past sixty days.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Goldman acquired the interests in the Company described in this Schedule 13D/A for investment purposes.

(a)-(g): Not applicable

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Cusip No. 195621 503

(h)-(i): On July 9, 2009, Colonial Commercial Corp. (the “Company”) filed a Schedule TO with the Securities and Exchange Commission and disclosed that it proposes to make a tender offer (the “Tender Offer”) to purchase its Convertible Preferred Stock.  The primary purpose of the proposed Tender Offer is to reduce the number of holders of record of Convertible Preferred Stock to below 300 in order to permit the Company to deregister its securities under the Securities Exchange Act of 1934 (“Act”).  The Company’s securities will no longer trade on the Over-the-Counter Bulletin Board if it deregisters its securities under the Act. This Schedule 13D is being amended to reflect the proposed Tender Offer and that Mr. Goldman is a filing person on the Schedule TO. Mr. Goldman is the Chairman of the Company. Mr. Goldman advised the Company that he does not intend to tender his Convertible Preferred Stock in the Tender Offer. However, his percentage ownership interest will increase upon the purchase by the Company of any shares of Convertible Preferred Stock in the Tender Offer or otherwise.

(j) Other than as set forth above, the reporting person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D, although the reporting person reserves the right to develop such plans.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	See Items 11 through 13 set forth on the cover page of this Statement.

(b)	See Items 7 through 10 set forth on the cover page of this Statement.

(c)	There have been no transactions in shares of Common Stock or Preferred Stock by Mr. Goldman within the past sixty days.

(d)
The shareholders of Goldman Associates have the right receive the proceeds from the sale of Common Stock held by Goldman Associates in accordance with such shareholder’s percentage ownership interest in Goldman Associates.

(e)	N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE ISSUER.

(a)
Pursuant to a Private Placement Purchase Agreement dated February 3, 2004, effective, February 12, 2004, between the Company and Michael Goldman, Mr. Goldman purchased 170,000 shares of Common Stock at $.60 per share at an aggregate purchase price of $102,000.

(b)
Pursuant to a Private Placement Purchase Agreement dated July 30, 2004, Goldman Associates purchased 600,000 shares of Common Stock and a warrant (“Warrant”) to purchase 150,000 shares of Common Stock, at an exercise price of $3.00 per share, for a purchase price of $750,000. Goldman Associates also purchased a subordinated secured note (the “Note”), as amended, for a purchase price of $750,000. The Warrant expired on December 31, 2008.

(c)	On March 27, 2008, the Company amended the Note (“Amendment No. 1”) to extend the Maturity Date from June 30, 2008 to January 1, 2009.

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Cusip No. 195621 503

(d)
On February 12, 2009, the Company further amended the Note (“Amendment No. 2”) to (i) extend the Maturity Date from January 1, 2009 to January 1, 2010 so that the $750,000 principal amount of the Note is payable on January 1, 2010, and (ii) increase the accrued interest rate by 2% so that the Note accrues interest from and after January 1, 2009 at the prime rate in effect from time to time plus 2%.

(e)
Goldman Associates has agreed to lend $171,033 to the Company if and when the Tender Offer is commenced.  The Company will apply these funds towards the purchase of shares of Convertible Preferred Stock tendered in the Tender Offer.  If the loan is made, the Company will execute and deliver to Goldman Associates a note therefor in the form attached as exhibit 4.07. The principal amount of the Note will be amortizable in equal quarterly installments over a five-year period, and will accrue interest payable quarterly at 12%.

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Cusip No. 195621 503

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

4.01	Private Placement Purchase Agreement dated February 3, 2004, effective February 12, 2004 by and between Colonial Commercial Corp. and Michael Goldman	Incorporated herein by reference from Exhibit 4.1 to Michael Goldman’s Schedule 13D filed on August 16, 2005.
4.02	Private Placement Purchase Agreement dated July 29, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 4.3 to the Company's Form 10-Q filed on June 30, 2004.
4.03	Secured Note dated July 29, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 4.4 to the Company's Form 10-Q filed on June 30, 2004.
4.04	Warrant Agreement dated June 21, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 4.5 to the Company's Form 10-Q filed on June 30, 2004.
4.05	Amendment No. 1 dated March 27, 2008 to the Secured Note Payable dated as of July 29, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 10.14(d) to the Company’s Form 10-K filed on March 31, 2008.
4.06	Amendment No. 2 dated February 12, 2009 to the Secured Note Payable dated as of July 29, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit 10.03 to the Company’s Form 8-K filed on February 13, 2009.
4.07	Form of Note by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc.	Incorporated herein by reference from Exhibit (b)(1) to the Company’s SC-TO filed on July 9, 2009.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 10, 2009
/s/ Michael Goldman
Michael Goldman